                                Exhibit No. 19.1



                               Report Furnished to
                               Securities Holders

                        FIDUCIARY CAPITAL PARTNERS, L.P.
================================================================================












                            -----------------------
                             SECOND QUARTER REPORT
                                      1997

                        FIDUCIARY CAPITAL PARTNERS, L.P.
================================================================================


                              MESSAGE TO INVESTORS


Dear Investor:

The Fund's net asset value per Unit was $14.01 at June 30, 1997. The Fund held portfolio investments in eight companies, which represented approximately 87.0% of the Fund's net assets. The Fund's remaining assets were invested in short-term commercial paper. These funds are available to fund follow-on investments in existing companies, to pay Fund expenses, for distribution to the partners or to fund the annual repurchase offer.

INVESTMENT UPDATE

ENI Holding Corp. ("ENI") During June 1997, the Fund received a written offer from ENI management to prepay the Fund's subordinated debt, redeem the Fund's preferred stock and purchase the Fund's Class B common stock and warrants. The offer, which was contingent on management's ability to secure adequate financing on satisfactory terms, was reviewed by all of the subordinated debt holders and rejected as inadequate. As a result of this offer, the Fund wrote the Class B common stock and warrants up in value at June 30, 1997 by $1,141,197 to an amount equal to 80% of the price offered by management. In addition, the ENI preferred stock is being written up in value quarterly to reflect the accrual of the cumulative 10% preferential dividend.

In recent weeks, ENI management has made an improved offer, which is currently under consideration and negotiation. If this revised offer is ultimately accepted, the transaction is scheduled to be consummated prior to December 31, 1997. However, it could be delayed substantially.

LMC Operating Corp. ("LMC") During October 1996, FCM renegotiated the management structure of LMC with the other major owner and FCM representatives now constitute the majority of LMC Board members. Mr. DeGrassi is Chairman and CEO of LMC and is actively involved in the day-to-day management of the company. Since FCM has taken control of the company, LMC has clearly defined its strategic direction and limited its

                              -------------------
                                       ONE

                        FIDUCIARY CAPITAL PARTNERS, L.P.
================================================================================


line of products, has implemented significant cost reductions, including a headcount reduction of approximately 33%, and has proceeded with the development of a very promising new product, the Skid Trak.

Although LMC will report a loss for the fiscal year ending September 30, 1997, for the first time in many years, the company has generated a positive gross margin and is expecting to be cash flow positive in the upcoming fiscal year.

LMC is best known for its ski area groomers and utility vehicles, which it began manufacturing in 1961. It designs and builds each machine in Logan, Utah, selling to customers worldwide. LMC's experience with these low ground-pressure, tracked vehicles and the need to diversify the product line led the company to develop the new Skid Trak.

The Skid Trak is an all season utility vehicle with extremely low ground pressure which makes it suitable for a variety of industries and businesses, including sod farms, grain elevators, orchards, vineyards, nurseries, golf courses, landscaping, marsh maintenance and a wide variety of tasks undertaken by general contractors. The Skid Trak is a loader, dozer and tool carrier, that resembles a small front-end loader, but does not create the same degree of surface damage.

LMC has been testing the Skid Trak prototype for a number of months and recently began a limited production run. Full-scale production will begin by the end of 1997 and the company expects to sell as many as 60 of these machines in its next fiscal year. LMC's engineering department has incorporated a number of product improvements and innovations into the Skid Trak, which we believe will make it a very competitive product.

Atlas Environmental, Inc. ("Atlas") In previous reports, we have discussed the disappointing performance of this investment. Atlas has defaulted on the interest payments due to the Fund and has filed for bankruptcy. Atlas is currently developing a plan of reorganization for submission to the bankruptcy court that provides for the continued operation of its businesses, including a series of strategic asset acquisitions and dispositions. As a result of these developments, the Fund stopped accruing interest

                              -------------------
                                       TWO

                        FIDUCIARY CAPITAL PARTNERS, L.P.
================================================================================


on its Atlas investment effective April 20, 1996 and recorded writedowns of $1,180,224 and $1,715,064 in the carrying value of its investment during the fourth quarter of 1996 and the second quarter of 1997, respectively. The remaining carrying value of the Fund's Atlas investment is $965,104. Under certain circumstances, the Fund may consider a follow-on investment to facilitate the asset acquisitions necessary to implement the reorganization plan.

Neodata Corporation ("Neodata") During August 1997, Electronic Data Systems Corporation ("EDS") offered to purchase for cash all of Neodata's outstanding stock that it did not already own. Hicks, Muse, the owner of a controlling portion of Neodata's common stock, accepted the offer. The purchase by EDS closed on September 2, 1997, and the Fund received $1,427,496 of cash proceeds from the sale of its Neodata stock. The Fund had originally invested $337,946 in its Neodata stock.

CASH DISTRIBUTIONS

The distribution for the second quarter of 1997 was paid on August 14, 1997 in an amount equal to $.30 per Unit, or an annualized rate equal to 6.0% of contributed capital. On a combined basis, the cash distributions for the first and second quarters of 1997 consisted of current net investment income (48.0%), realized gain on investments (10.3%) and a return of capital (41.7%).

In light of the Neodata sale, the distribution for the third quarter of 1997 will include both the regular $.30 per Unit distribution and a special distribution of $1.00 per Unit. The record date for this distribution will be September 30, 1997, and the distribution will be paid on November 14, 1997. All investors will receive this distribution if they are record holders as of September 30, 1997. This will not be affected by the 1997 Periodic Repurchase (see below).

If the proposed ENI transaction (see above) is consummated, management expects to increase the regular quarterly distribution from $.30 to $.45 per Unit, beginning in 1998. There may also be another special distribution. The bulk of the distribution increase will be derived from return of capital

                              -------------------
                                      THREE

                        FIDUCIARY CAPITAL PARTNERS, L.P.
================================================================================


and gains on sale of investments.

IN-KIND DISTRIBUTION

Management is considering the conversion of some portion of the LMC debt the Fund holds into common shares, and the subsequent distribution of these shares to the Fund's investors. We are exploring the regulatory and legal aspects of this transaction, as well as negotiating with the other major shareholder of LMC regarding this possible conversion. Any shares distributed would be listed on a national stock exchange and would be freely tradable. Although no assurance can be given that the conversion will take place, if it does, we would expect the distribution of the shares to occur before the end of the second quarter of 1998.

PERIODIC UNIT REPURCHASE POLICY

The Fund's investors adopted a periodic unit repurchase plan during 1993. Pursuant to the terms of the repurchase policy, the Fund is required to annually offer to purchase from investors, up to 7.5% of its outstanding Units for an amount equal to the current net asset value per Unit, net of a fee (not to exceed 2%) to be retained by the Fund to offset expenses incurred in connection with the repurchase offer. If the number of tendered Units in any year exceeds 7.5% of the outstanding Units, the Fund's General Partners may vote to repurchase up to an additional 2% of the outstanding Units. If Units in excess of this amount are tendered, Units are purchased on a pro-rated basis, after giving priority to investors owning less than 100 Units.

The next opportunity to have the Fund repurchase your Units will occur during the fourth quarter of 1997. The repurchase offer will be mailed to investors on October 6, 1997, and the deadline for tendering Units for repurchase will be October 31, 1997. The repurchase price will be based on the net asset value per Unit on November 14, 1997, and payment for tendered Units will be made on November 21, 1997. Separate advance notices of each of these dates will be mailed.



                              -------------------
                                      FOUR

                        FIDUCIARY CAPITAL PARTNERS, L.P.
================================================================================


PROPOSED EXCHANGE

In the Fund's 1996 Annual Report, we discussed a plan that was being considered pursuant to which your Units would be exchanged for shares in a newly-formed Delaware Business Trust that would operate as a business development company and make investments in the same manner as the Fund has in the past. The primary reasons for this proposed exchange would be to grow the Fund, to provide liquidity for your investment through the listing of the shares of the Trust on the American Stock Exchange and to simplify tax reporting for the Fund's investors.

There is considerable uncertainty as to whether the exchange will ultimately be proposed and/or approved. There are numerous business, legal and regulatory issues which are currently being analyzed. Once this analysis is completed, we will be in a position to decide whether or not to pursue the proposal and solicit the required approvals of the Fund's Independent General Partners and investors.

In the Fund's 1996 Annual Report, we also discussed the fact that the 1997 repurchase offer would be eliminated if the exchange described above was approved on a timely basis. However, it is now evident that the exchange will not be submitted for approval as soon as previously anticipated. As a result, the 1997 repurchase offer will occur as scheduled.

INDEPENDENT GENERAL PARTNERS

Since November 1996, the Fund has had two Independent General Partners ("IGPs"), Norman J. Peer and E. Bruce Fredrikson. During July 1997, Mr. Peer was appointed a Superior Court Judge for the State of New Jersey. Pursuant to New Jersey State law, Mr. Peer was unable to continue to serve as an IGP after his term as a judge commenced.

During July 1997, Messrs. Peer and Fredrikson interviewed a number of candidates and elected two new IGPs, Mark A. Sargent and Phillip Siegel. Immediately following the election of the new IGPs, Mr. Peer submitted his resignation. Mr. Sargent is the Dean and a Professor of Law at the Villanova University School of Law. Mr. Siegel is a Vice President and

                              -------------------
                                      FIVE

                        FIDUCIARY CAPITAL PARTNERS, L.P.
================================================================================


Chief Financial Officer of Health Management Systems, Inc.

We have enjoyed working with Mr. Peer for the last eight years, during which he has served as an IGP and provided invaluable counsel and judgment. We are sorry to lose him, but we are confident that he will provide the people of New Jersey with outstanding service in this very important position. We are looking forward to working with Messrs. Sargent and Siegel in the future and believe that we are extremely fortunate to be able to attract two such highly qualified individuals.

                                 * * * * * * * *

If you have any questions regarding your investment in the Fund, please call us at 800-866-7607.

Sincerely,




Paul Bagley, Chairman
FCM Fiduciary Capital Management Company




W. Duke DeGrassi, President
FCM Fiduciary Capital Management Company

September 8, 1997


                              -------------------
                                       SIX

                        FIDUCIARY CAPITAL PARTNERS, L.P.
================================================================================


                             SCHEDULE OF INVESTMENTS

JUNE 30, 1997 (UNAUDITED)

-----------------------------------------------------------------------------------------------
PRINCIPAL
AMOUNT/                                       INVESTMENT     AMORTIZED             % OF TOTAL
SHARES             INVESTMENT                     DATE          COST        VALUE   INVESTMENTS
-----------------------------------------------------------------------------------------------
MANAGED COMPANIES:
182,453.91 sh.  Neodata Corporation,
                10.00% Class A Convertible      12/27/90 &
                Preferred Stock - Series 2*     09/30/92    $  337,945  $       1
10,607.78 sh.   Neodata Corporation,            12/27/90 &
                Common Stock*                   09/30/92             1          1
-----------------------------------------------------------------------------------------------
                                                               337,946          2        0.0%
-----------------------------------------------------------------------------------------------
27,944 sh.      KEMET Corporation,
                Common Stock(1)*                07/11/91         9,905    696,854
-----------------------------------------------------------------------------------------------
                                                                 9,905    696,854        3.7
-----------------------------------------------------------------------------------------------
75,856 sh.      ar accessories group,
                incorporated, Warrants
                to Purchase Class B
                Common Stock(2)*                07/30/92       104,091          1
27,392 sh.      ar accessories group,
                incorporated, Class A
                Common Stock(2)*                07/30/92       273,920    260,223
-----------------------------------------------------------------------------------------------
                                                               378,011    260,224        1.4
-----------------------------------------------------------------------------------------------
$6,087,185      Elgin National Industries, Inc.,
                13.00% Senior Subordinated
                Notes due 9/01/01(3)            09/24/93     5,991,279  5,991,279
7,119.71 sh.    ENI Holding Corp.,
                10.00% Preferred Stock
                due 12/31/01                    09/24/93       711,971    980,146
489.27 sh.      ENI Holding Corp.,
                Class B Common Stock*           09/24/93        48,927    633,980
510.83 sh.      ENI Holding Corp.,
                Warrants to Purchase Class
                B Common Stock*                 09/24/93        51,078    607,222
-----------------------------------------------------------------------------------------------
                                                             6,803,255  8,212,627       44.0
-----------------------------------------------------------------------------------------------
$1,538,116      LMC Operating Corp.,
                12.00% Senior Subordinated
                Revolving Notes
                due 10/31/00(4)                 11/01/96     1,538,116  1,538,116
260,400 sh.     LMC Operating Corp., 7.00%
                Cumulative Redeemable
                Preferred Stock*                06/10/94     2,596,621  2,596,621
27.28 sh.       LMC Operating Corp.,
                Common Stock*                   02/09/96       545,599      4,799
52.08 sh.       LMC Credit Corp.,
                Common Stock*                   02/09/96             1          1
-----------------------------------------------------------------------------------------------
                                                             4,680,337  4,139,537       22.1
-----------------------------------------------------------------------------------------------

               The accompanying notes to financial statements are
                       an integral part of this schedule.



                              -------------------
                                      SEVEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.
================================================================================


                       SCHEDULE OF INVESTMENTS (CONTINUED)

JUNE 30, 1997 (UNAUDITED)

----------------------------------------------------------------------------------------------
PRINCIPAL
AMOUNT/                                  INVESTMENT          AMORTIZED             % OF TOTAL
SHARES       INVESTMENT                     DATE               COST        VALUE   INVESTMENTS
----------------------------------------------------------------------------------------------
1,608 sh.    Mobile Technology, Inc.,    07/06/94 &
             Common Stock*               12/28/94            227,438        45,488
4,272 sh.    Mobile Technology, Inc.,
             Warrants to Purchase        07/06/94 &
             Common Stock(5)*            12/28/94             60,492        10,568
----------------------------------------------------------------------------------------------
                                                             287,930        56,056     0.3
----------------------------------------------------------------------------------------------
$1,460,000   R.B.M. Precision Metal
             Products, Inc., 13.00%
             Senior Subordinated
             Secured Notes due
             5/24/02(6)                  05/24/95         1,378,853      1,378,853
11,060.6 sh. R.B.M. Precision Metal
             Products, Inc., Warrants
             to Purchase Common
             Stock*                      05/24/95            82,955         82,955
----------------------------------------------------------------------------------------------
                                                          1,461,808      1,461,808     7.8
----------------------------------------------------------------------------------------------
$3,934,080   Atlas Environmental, Inc.,
             13.50% Senior Subordinated
             Secured Notes due
             1/19/03(7)*                 01/25/96         3,819,626        965,103
407,659 sh.  Atlas Environmental, Inc.,
             Warrants to Purchase
             Common Stock(8)*            01/25/96            40,766              1
----------------------------------------------------------------------------------------------
                                                          3,860,392        965,104     5.2
----------------------------------------------------------------------------------------------
   Total Investments in Managed
     Companies (87.0% of net assets)                     17,819,584     15,792,212    84.5
----------------------------------------------------------------------------------------------
TEMPORARY INVESTMENTS:
$2,900,000   Ford Motor Credit
             Corporation, 5.24%
             Notes due 7/02/97           06/18/97         2,899,579      2,899,579
----------------------------------------------------------------------------------------------
   Total Temporary Investments (16.0% of net assets)      2,899,579      2,899,579    15.5
----------------------------------------------------------------------------------------------
   Total Investments (103.0% of net assets)             $20,719,163    $18,691,791   100.0%
==============================================================================================




               The accompanying notes to financial statements are
                       an integral part of this schedule.



                              -------------------
                                      EIGHT

                        FIDUCIARY CAPITAL PARTNERS, L.P.
================================================================================


                       SCHEDULE OF INVESTMENTS (CONTINUED)


(1) The KEMET Corporation common stock trades on the NASDAQ National Market System.

(2) Amity Leather Products Co. changed its corporate name to ar accessories group, incorporated during 1996.

(3) The notes will amortize in eight equal quarterly installments of $760,898 commencing on November 30, 1999.

(4) The Fund has committed to provide up to $1,967,040 of subordinated debt financing pursuant to the terms of these notes.

(5) The warrants have exercise prices of $20.00 per share (1,281 shares) and $35.00 per share (2,991 shares).

(6) The notes will amortize in three equal annual installments of $486,667 commencing on May 24, 2000.

(7) The notes will amortize in five equal annual installments of $786,816 commencing on January 19, 1999. The accrual of interest on the notes was discontinued by the Fund effective April 20, 1996.

(8) The Atlas Environmental, Inc. common stock trades over the counter on a limited basis with quotations provided via the OTC Bulletin Board. The warrants have an exercise price of $8.00 per share.

*   Non-income producing security.





               The accompanying notes to financial statements are
                       an integral part of this schedule.



                              -------------------
                                      NINE

                        FIDUCIARY CAPITAL PARTNERS, L.P.
================================================================================


                                 BALANCE SHEETS

JUNE 30, 1997 AND DECEMBER 31, 1996 (UNAUDITED)

--------------------------------------------------------------------------------
                                                    1997            1996
--------------------------------------------------------------------------------
ASSETS:
  Investments:
    Portfolio investments, at value:
       Managed companies (amortized cost -
         $17,819,584 and $17,244,123,
          respectively)                        $ 15,792,212    $ 16,560,005
    Temporary investments, at amortized cost      2,899,579       3,797,256
--------------------------------------------------------------------------------
       Total investments                         18,691,791      20,357,261
  Cash and cash equivalents                         232,555         272,543
  Accrued interest receivable                       124,725         113,809
  Other assets                                       45,662           7,648
--------------------------------------------------------------------------------
    Total assets                               $ 19,094,733    $ 20,751,261
================================================================================
LIABILITIES:
  Payable to affiliates (Notes 2, 3 and 4)     $     61,778    $     52,655
  Accounts payable and accrued liabilities          485,133         479,745
  Distributions payable to partners                 393,690         393,690
--------------------------------------------------------------------------------
    Total liabilities                               940,601         926,090
--------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (NOTE 5)

NET ASSETS:
  Managing General Partner                          (41,222)        (24,512)
  Limited Partners (equivalent to $14.01
    and $15.28, respectively, per limited
    partnership unit based on 1,299,176
    units outstanding)                           18,195,354      19,849,683
--------------------------------------------------------------------------------
       Net assets                                18,154,132      19,825,171
--------------------------------------------------------------------------------
         Total liabilities and net assets      $ 19,094,733    $ 20,751,261
================================================================================





               The accompanying notes to financial statements are
                an integral part of these financial statements.



                              -------------------
                                       TEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.
================================================================================


                            STATEMENTS OF OPERATIONS


FOR THE THREE MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

--------------------------------------------------------------------------------
                                            1997         1996
--------------------------------------------------------------------------------
INVESTMENT INCOME:
   Income:
     Interest                            $ 336,462    $ 496,579
--------------------------------------------------------------------------------
       Total investment income             336,462      496,579
--------------------------------------------------------------------------------
   Expenses:
     Investment advisory fees (Note 2)      44,135       41,888
     Professional fees                      22,957       35,092
     Fund administration fees (Note 3)      35,842       35,842
     Administrative expenses (Note 3)       20,277       20,277
     Independent General Partner fees
       and expenses (Note 4)                11,023       13,625
     Other expenses                          7,099       14,449
--------------------------------------------------------------------------------
       Total expenses                      141,333      161,173
--------------------------------------------------------------------------------
NET INVESTMENT INCOME                      195,129      335,406
--------------------------------------------------------------------------------
REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS:
     Net realized gain on investments       81,429         --
     Net change in unrealized loss
        on investments                    (388,403)     (52,061)
--------------------------------------------------------------------------------
         Net loss on investments          (306,974)     (52,061)
--------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN NET ASSETS
   RESULTING FROM OPERATIONS             $(111,845)   $ 283,345
================================================================================














               The accompanying notes to financial statements are
                an integral part of these financial statements.



                              -------------------
                                     ELEVEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.
================================================================================


                            STATEMENTS OF OPERATIONS


FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

--------------------------------------------------------------------------------
                                                   1997           1996
--------------------------------------------------------------------------------
INVESTMENT INCOME:
   Income:
     Interest                                  $   670,307    $   980,223
--------------------------------------------------------------------------------
       Total investment income                     670,307        980,223
--------------------------------------------------------------------------------
   Expenses:
     Investment advisory fees (Note 2)              66,414         90,610
     Professional fees                              75,964         81,624
     Fund administration fees (Note 3)              71,685         71,685
     Administrative expenses (Note 3)               40,553         40,553
     Independent General Partner fees
       and expenses (Note 4)                        24,696         31,943
     Other expenses                                 12,831         29,205
--------------------------------------------------------------------------------
       Total expenses                              292,143        345,620
--------------------------------------------------------------------------------
NET INVESTMENT INCOME                              378,164        634,603
--------------------------------------------------------------------------------
REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS:
     Net realized gain (loss) on investments        81,429     (3,539,416)
     Net change in unrealized (loss) gain
        on investments                          (1,343,253)     3,630,760
--------------------------------------------------------------------------------
         Net (loss) gain on investments         (1,261,824)        91,344
--------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN NET ASSETS
   RESULTING FROM OPERATIONS                   $  (883,660)   $   725,947
================================================================================










               The accompanying notes to financial statements are
                an integral part of these financial statements.



                              -------------------
                                     TWELVE

                        FIDUCIARY CAPITAL PARTNERS, L.P.
================================================================================


                            STATEMENTS OF CASH FLOWS


FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

--------------------------------------------------------------------------------------
                                                              1997           1996
--------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net (decrease) increase in net assets
     resulting from operations                            $  (883,660)   $   725,947
   Adjustments to reconcile net (decrease) increase
      in net assets resulting from operations to net
      cash provided by operating activities:
        Accreted discount on portfolio investments            (20,864)       (27,106)
        Change in assets and liabilities:
           Accrued interest receivable                        (10,916)       (56,077)
           Other assets                                       (38,014)           511
           Payable to affiliates                                9,123        (12,032)
           Accounts payable and accrued liabilities             5,388         14,678
        Net realized (gain) loss on investments               (81,429)     3,539,416
        Net change in unrealized loss (gain)
           on investments                                   1,343,253     (3,630,760)
--------------------------------------------------------------------------------------
              Net cash provided by operating activities       322,881        554,577
--------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of portfolio investments                         (554,596)    (4,400,998)
   Proceeds from dispositions of portfolio investments         81,429      1,320,711
   Sale of temporary investments, net                         897,677      3,498,739
--------------------------------------------------------------------------------------
     Net cash provided by investing activities                424,510        418,452
--------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Cash distributions paid to partners                       (787,379)      (852,875)
--------------------------------------------------------------------------------------
     Net cash used in financing activities                   (787,379)      (852,875)
--------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS          (39,988)       120,154
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD              272,543        200,969
--------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                $   232,555    $   321,123
======================================================================================








               The accompanying notes to financial statements are
                an integral part of these financial statements.



                              -------------------
                                    THIRTEEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.
================================================================================


                       STATEMENTS OF CHANGES IN NET ASSETS


FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND FOR
THE YEAR ENDED DECEMBER 31, 1996 (UNAUDITED)

--------------------------------------------------------------------------------------
                                                               1997            1996
--------------------------------------------------------------------------------------
Increase in net assets resulting from operations:
   Net investment income                                 $    378,164    $    951,907
   Net realized gain (loss) on investments                     81,429      (3,948,869)
   Net change in unrealized (loss) gain on investments     (1,343,253)      2,591,211
--------------------------------------------------------------------------------------
     Net decrease in net assets resulting
       from operations                                       (883,660)       (405,751)
Repurchase of limited partnership units                          --        (1,719,362)
Distributions to partners from -
   Net investment income                                     (378,164)     (1,174,520)
   Realized gain on investments                               (81,429)       (498,482)
   Return of capital                                         (327,786)           --
--------------------------------------------------------------------------------------
     Total decrease in net assets                          (1,671,039)     (3,798,115)
Net assets:
   Beginning of period                                     19,825,171      23,623,286
--------------------------------------------------------------------------------------
   End of period (including no undistributed
     net investment income)                              $ 18,154,132    $ 19,825,171
======================================================================================


               The accompanying notes to financial statements are
                an integral part of these financial statements.

                              -------------------
                                    FOURTEEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.
================================================================================


                        SELECTED PER UNIT DATA AND RATIOS


                                                                   FOR THE THREE MONTHS     FOR THE SIX MONTHS
                                                                       ENDED JUNE 30,           ENDED JUNE 30,
-------------------------------------------------------------------------------------------------------------------
                                                                     1997         1996         1997         1996
-------------------------------------------------------------------------------------------------------------------
PER UNIT DATA
         Investment income                                       $     .26   $      .35   $      .51   $      .69
         Expenses                                                     (.11)        (.11)        (.22)        (.24)
-------------------------------------------------------------------------------------------------------------------
                  Net investment income                                .15          .24          .29          .45
         Net realized gain (loss) on investments                       .06          --           .06        (2.49)
         Net change in unrealized (loss) gain
                  on investments                                      (.29)        (.04)       (1.02)        2.55
         Distributions declared to partners                           (.30)        (.30)        (.60)        (.60)
-------------------------------------------------------------------------------------------------------------------
                  Net decrease in net asset value                     (.38)        (.10)       (1.27)        (.09)
                           Net asset value:
                                    Beginning of period              14.39        16.80        15.28        16.79
-------------------------------------------------------------------------------------------------------------------
                                    End of period               $    14.01   $    16.70   $    14.01   $    16.70
===================================================================================================================
RATIOS (ANNUALIZED):
         Ratio of expenses to average net assets                      3.07%        2.74%        3.09%        2.93%
         Ratio of net investment income to
                  average net assets                                  4.24%        5.69%        4.00%        5.38%
Number of limited partnership units at
         end of period                                           1,299,176    1,407,244    1,299,176    1,407,244






               The accompanying notes to financial statements are an integral part of these selected per unit data and ratios.








                              -------------------
                                     FIFTEEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.
================================================================================


                          NOTES TO FINANCIAL STATEMENTS


JUNE 30, 1997 (UNAUDITED)

1.   GENERAL

     The accompanying unaudited interim financial statements include all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of FCM Fiduciary Capital Management Company ("FCM"), the Managing General Partner of the Fund, necessary to fairly present the financial position of the Fund as of June 30, 1997 and the results of its operations, changes in net assets and its cash flows for the periods then ended.

     These financial statements should be read in conjunction with the Significant Accounting Policies and other Notes to Financial Statements included in the Fund's annual audited financial statements for the year ended December 31, 1996.


2.   INVESTMENT ADVISORY FEES

     As compensation for its services as investment adviser, FCM receives a subordinated monthly fee at the annual rate of 1% of the Fund's available capital, as defined in the Partnership Agreement. Investment advisory fees of $66,414 were paid by the Fund for the six months ended June 30, 1997.


3.   FUND ADMINISTRATION FEES

     As compensation for its services as fund administrator, FCM receives a monthly fee at the annual rate of .45% of net proceeds available for investment, as defined in the Partnership Agreement. Fund administration fees of $71,685 were paid by the Fund for the six months ended June 30, 1997. FCM is also reimbursed, subject to various limitations, for administrative expenses incurred in providing accounting and investor services to the Fund. The Fund reimbursed FCM for administrative expenses of $40,553 for the six months ended June 30, 1997.


4.   INDEPENDENT GENERAL PARTNER FEES AND EXPENSES

     As compensation for services rendered to the Fund, each of the Independent General Partners receives from the Fund and Fiduciary Capital Pension Partners, L.P., an affiliated fund, (collectively, the "Funds") an annual fee of $30,000,





                              -------------------
                                     SIXTEEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.
================================================================================


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


payable monthly in arrears, together with all out-of-pocket expenses. Each Fund's allocation of these fees and expenses is based on the relative number of outstanding Units. Fees and expenses paid by the Fund for the six months ended June 30, 1997 totaled $24,696.


5.   CONTINGENCIES

     On October 3, 1996, the Fund commenced an adversary proceeding in the Canadian's Holdings, Inc. ("Canadian's) Chapter 11 bankruptcy case against Finova Capital Corporation ("Finova"), Benson Selzer and Joseph Eiger. The complaint sought a declaratory judgment that sales taxes collected by Canadian's and turned over to Finova were "trust funds" collected by Canadian's on behalf of various state tax authorities. Through the complaint, the Fund objected to Finova's secured claim against Canadian's, which was guaranteed by Benson Selzer and Joseph Eiger, and sought to recover the sales tax and certain other amounts for the benefit of Canadian's bankruptcy estate. As a result of this litigation and the issues involved, the Fund accrued $429,373 during 1996 for legal costs and possible payments that may be required to settle the litigation or to fund the payment of Canadian's outstanding sales tax liabilities. On March 19, 1997, the Bankruptcy Court denied the Fund's claim. As a result of the Court's decision, the Fund dropped this litigation, while preserving its rights to pursue litigation against Finova at a later date.

     FCM believes that any potential liability to the Fund resulting from Canadian's outstanding sales tax liabilities will not have any material adverse effect on the Fund's financial condition, beyond the reserve that has been established.

















                              -------------------
                                    SEVENTEEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.
================================================================================


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS


LIQUIDITY AND CAPITAL RESOURCES

     As of June 30, 1997, the Fund held portfolio investments in eight Managed Companies, with an aggregate cost of approximately $17.8 million. The value of these portfolio investments, which were made from net offering proceeds and the reinvestment of proceeds from the sale of other portfolio investments, represents approximately 87.0% of the Fund's net assets. When acquired, these portfolio investments generally consisted of high-yield subordinated debt, linked with an equity participation or a comparable participation feature in middle market companies. These securities were typically issued in private placement transactions and are subject to certain restrictions on transfer or sale, thereby limiting their liquidity. A number of the portfolio companies have prepaid their subordinated debt that the Fund held. In addition, three of the portfolio companies have successfully completed initial public offerings ("IPOs") of their stock. The Fund has sold the stock it held in these three companies, except for a portion of its KEMET Corporation ("KEMET") stock.

     As of June 30, 1997, the Fund's remaining assets were invested in short-term commercial paper. These funds are available to fund follow-on investments, for distribution to the partners or to fund the annual repurchase offer.

     Pursuant to the terms of the Fund's periodic unit repurchase policy that was adopted by the Fund's Limited Partners during 1993, the Fund annually offers to purchase from its Limited Partners up to 7.5% of its outstanding Units for an amount equal to the current net asset value per Unit, net of a fee (not to exceed 2%) to be retained by the Fund to offset expenses incurred in connection with the repurchase offer. If the number of tendered Units in any year exceeds 7.5% of the outstanding Units, the Fund's General Partners may vote to repurchase up to an additional 2% of the outstanding Units. The 1997 repurchase offer will be mailed to the Limited Partners during October 1997. The actual redemption of tendered Units will occur on November 21, 1997.

     During November 1996, the Fund agreed to provide up to $1,967,040 of additional subordinated debt to LMC Operating Corp. ("LMC"), of which $983,520 was advanced at that time. The Fund advanced an additional $554,596 during May and June 1997. This follow-on investment consists of 12% Senior Subordinated Revolving Notes due October 31, 2000.





                              -------------------
                                    EIGHTEEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.
================================================================================


     Other assets increased $38,014 from $7,648 at December 31, 1996 to $45,662 at June 30, 1997. This increase resulted primarily from deferred legal fees incurred in connection with a proposal pursuant to which the Fund's Units would be exchanged for shares in a newly-formed Delaware Business Trust that would operate as a business development company and make investments in the same manner as the Fund has in the past. The primary reasons for this proposed exchange would be to provide liquidity to the Fund's investors through the listing of the shares of the Trust on the American Stock Exchange and simplified tax reporting.

     There is considerable uncertainty as to whether the exchange will ultimately be proposed and/or approved. There are numerous business, legal and regulatory issues which are currently being addressed. Once this analysis is completed, FCM will be in a position to decide whether or not to pursue the proposal and solicit the required approvals of the Fund's General Partners and investors.

     During the six months ended June 30, 1997, the Fund paid cash distributions pertaining to the fourth quarter of 1996 and the first quarter of 1997, each in the amount of $393,690. The distribution for the second quarter of 1997 will be paid on August 14, 1997. These quarterly distributions are equal to $.30 per Unit and represent an annualized rate equal to 6.0% of contributed capital.

     The Fund's investment period ended on December 31, 1995. Although the Fund is permitted to make additional investments in existing portfolio companies after 1995, the Fund is no longer permitted to acquire investments in new portfolio companies. This will impact the amount of the Fund's quarterly distributions for 1997 and subsequent years because all proceeds from dispositions or maturities of investments will be distributed to investors, except to the extent the cash is needed to fund the annual repurchase offer or to fund any follow-on investments that the Fund may make in existing portfolio companies.

     See Note 5 to the financial statements for a discussion of litigation associated with the Canadian's Chapter 11 bankruptcy case. FCM believes that any potential liability to the Fund resulting from Canadian's outstanding sales tax liabilities will not have any material adverse effect on the Fund's financial condition, beyond the reserve that has been established.










                              -------------------
                                    NINETEEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.
================================================================================


RESULTS OF OPERATIONS

                         INVESTMENT INCOME AND EXPENSES

     The Fund's net investment income was $195,129 for the three months ended June 30, 1997 as compared to net investment income of $355,406 for the corresponding period of the prior year. Net investment income per limited partnership unit decreased from $.24 to $.15 and the ratio of net investment income to average net assets decreased from 5.69% to 4.24% for the three months ended June 30, 1997 as compared to the corresponding period of the prior year.

     The Fund's net investment income was $378,164 for the six months ended June 30, 1997 as compared to net investment income of $634,603 for the corresponding period of the prior year. Net investment income per limited partnership unit decreased from $.45 to $.29 and the ratio of net investment income to average net assets decreased from 5.38% to 4.00% for the six months ended June 30, 1997 as compared to the corresponding period of the prior year.

     Net investment income for both the three and six month periods ended June 30, 1997 decreased primarily as a result of a decrease in investment income. The decreases in net investment income were partially offset by decreases in total expenses.

     Investment income decreased $160,117 and $309,916, or 32.2% and 31.6%, for the three and six month periods ended June 30, 1997, as compared to the corresponding periods of the prior year. These decreases resulted primarily from the Atlas Environmental, Inc. ("Atlas") Chapter 11 bankruptcy filing and the related decision to discontinue accruing the interest due on the Atlas notes held by the Fund. The Fund's total investments also decreased as a result of the Fund's repurchase of 7.68% of its Units during the fourth quarter of 1996.

     Total expenses decreased $19,840 and $53,477, or 12.3% and 15.5%, for the three and six month periods ended June 30, 1997 as compared to the corresponding periods of the prior year. These decreases resulted primarily from decreases in Independent General Partner fees and expenses, professional fees and other expenses. In addition, for the six months ended June 30, 1997 there was a decrease in investment advisory fees.

     Independent General Partner fees and expenses declined because one of the Fund's three Independent General Partners resigned and had not yet been replaced as of June 30, 1997. Professional fees and other expenses decreased primarily





                              -------------------
                                     TWENTY

                        FIDUCIARY CAPITAL PARTNERS, L.P.
================================================================================


because of legal fees and expenses incurred during the prior year in connection with the Canadian's bankruptcy proceedings.

     The investment advisory fees paid to FCM decreased primarily as a result of the direct receipt by FCM of consulting fees from LMC, one of the Fund's portfolio companies during the first quarter of 1996. Pursuant to the terms of the Fund's investment advisory agreement with FCM, the investment advisory fees payable to FCM by the Fund are reduced by the amount of any fees that FCM receives directly from any of the Fund's portfolio companies.

                        NET REALIZED GAIN ON INVESTMENTS

     The net realized gain for the three and six month periods ended June 30, 1997 resulted from the recognition of additional gain from the sale of the Fund's investment in Huntington Holdings, Inc. ("Huntington").

     During December 1995, Huntington entered into a letter of intent, under the terms of which all Huntington stock would be sold for cash. The sale was consummated during February 1996. The Fund's share of the actual sales proceeds totaled $1,511,364, of which $1,320,711 was received during February 1996, with the balance held by the buyer in escrow. A portion of the escrowed funds was used to pay various transaction expenses and the Fund received additional distributions of $19,920 and $81,429 during September 1996 and May 1997, respectively. The remaining balance will continue to be held in escrow until February 1998 to be available to fund any contingent purchase price adjustments and as collateral for potential claims of the buyer with respect to representations made by the selling shareholders, including the Fund. The Fund recognized realized gains of $1,236,821 and $81,429 from this transaction during 1996 and the second quarter of 1997, respectively. Additional gain will be recognized if, and when, the Fund actually receives a distribution of any of the remaining escrowed funds.

                    NET UNREALIZED GAIN (LOSS) ON INVESTMENTS

     FCM values the Fund's portfolio investments on a weekly basis utilizing a variety of methods. For securities that are publicly traded and for which market quotations are available, valuations are set by the closing sales, or an average of the closing bid and ask prices, as of the valuation date.








                              -------------------
                                   TWENTY-ONE

                        FIDUCIARY CAPITAL PARTNERS, L.P.
================================================================================


     Fair value for securities that are not traded in any liquid public markets or that are privately held are determined pursuant to valuation policies and procedures that have been approved by the Independent General Partners and subject to their supervision. There is a range of values that are reasonable for such investments at any particular time. Each such investment is valued initially based upon its original cost to the Fund ("cost method"). The cost method is used until significant developments affecting the portfolio company provide a basis for use of an appraisal valuation. Appraisal valuations are based upon such factors as the portfolio company's earnings, cash flow and net worth, the market prices for similar securities of comparable companies and an assessment of the portfolio company's future financial prospects. In a case of unsuccessful operations, the appraisal may be based upon liquidation value. Appraisal valuations are necessarily subjective. The Fund also may use, when available, third-party transactions in a portfolio company's securities as the basis of valuation ("private market method"). The private market method is used only with respect to completed transactions or firm offers made by sophisticated, independent investors.

     As of December 31, 1996, the Fund had recorded $1,601,626 of unrealized gain and $2,285,744 of unrealized loss on investments. Therefore, as of December 31, 1996, the Fund had recorded a total net unrealized loss on investments of $684,118.

     The net increase in unrealized loss on investments during the three and six month periods ended June 30, 1997 and the cumulative net unrealized loss on investments as of June 30, 1997, consisted of the following components:

                                           Unrealized Gain (Loss) Recorded
----------------------------------------------------------------------------------------
                                     During the Three    During the Six
                                      Months Ended      Months Ended           As of
     Portfolio Company                 June 30, 1997     June 30, 1997   June 30, 1997
----------------------------------------------------------------------------------------
Neodata                          $            --   $            --      $  (337,944)
KEMET                                    167,665            52,395          686,949
ar accessories                                --          (852,283)        (117,787)
Elgin / ENI                            1,158,996         1,176,797        1,409,372
LMC                                           --                --         (540,800)
MTI                                           --            (5,098)        (231,874)
Atlas                                 (1,715,064)       (1,715,064)      (2,895,288)
----------------------------------------------------------------------------------------
                                 $      (388,403)  $    (1,343,253)     $(2,027,372)
========================================================================================

     The Neodata Corporation ("Neodata") stock was written down to a negligible amount during 1995. The Partnership has consistently valued this investment





                              -------------------
                                   TWENTY-TWO

                        FIDUCIARY CAPITAL PARTNERS, L.P.
================================================================================


based upon a multiple of Neodata's cash flow. Because Neodata's long-term debt previously provided for the accrual, rather than current payment, of interest, the company's debt has grown to a level which exceeds the Fund's valuation.

     KEMET completed an IPO of its common stock during 1992. The stock, which trades on the NASDAQ National Market System, closed at $24.9375 (an average of the closing bid and ask prices) on June 30, 1997. This price is up from the closing prices of $23.0625 on December 31, 1996 and $18.9375 on March 31, 1997. Based on the $24.9375 closing trading price of the common stock, the 27,944 shares of common stock that the Fund held at June 30, 1997 had a market value of $696,854.

     ar accessories group, incorporated ("AAG") reported significantly reduced earnings and cash flow from operations for its most recent fiscal year. In addition, the price earnings ratios of comparable companies in its industry have declined recently. As a result of these factors, the AAG warrants and common stock were written down in value by $852,283 at March 31, 1997.

     During June 1997, the Fund received a formal written offer from ENI Holding Corp. ("ENI") management to repay the Fund's subordinated debt, redeem the Fund's preferred stock and purchase the Fund's Class B common stock and warrants. The offer was contingent on management's ability to secure adequate financing on satisfactory terms. As a result of this offer, the Fund wrote the Class B common stock and warrants up in value at June 30, 1997 by $1,141,197 to an amount equal to 80% of the price offered by management. In addition, the ENI preferred stock is being written up in value quarterly to reflect the amount of the cumulative 10% preferential dividend that has accrued with respect to the preferred stock.

     LMC experienced significant operating problems after the Fund acquired its LMC investment during 1994 and the Fund was involved in a restructuring of its LMC investment during 1995. In the restructuring, the Fund's existing LMC subordinated debt and warrants were converted into preferred stock and the Fund purchased $545,600 of new common stock. As a result of LMC's operational difficulties and the fact that the Fund's investment was converted from debt securities to equity securities, the Fund wrote its LMC investment down by $540,800 during 1995.

     The MTI common stock was written down in value during 1994 based upon an independent third party valuation of the company that was obtained by MTI's



                              -------------------
                                  TWENTY-THREE

                        FIDUCIARY CAPITAL PARTNERS, L.P.
================================================================================


management. During August 1996, MTI consummated a financial restructuring pursuant to which a substantial amount of its corporate debt was converted to equity. In the restructuring, the existing shareholders, including the Fund, received a reduced number of shares of common stock, along with warrants to purchase additional common stock. The Fund's valuation of its MTI investment was increased by $22,990 following the restructuring based upon an analysis of MTI's earnings and cash flows. The Fund's valuation was reduced by $5,098 at March 31, 1997 based upon MTI's reported results for 1996.

     The companies that Atlas acquired during 1996 with the proceeds of the Fund's subordinated debt investment have not performed as well as expected. As a result, Atlas defaulted on certain financial covenants in its agreements with its senior lender and with the Fund. The senior lender, the Bank of New York, reacted to the covenant defaults by limiting Atlas' availability under its revolving credit facility and by instructing Atlas not to pay the quarterly interest payments that were due on the Fund's subordinated debt, beginning in July 1996. In accordance with the intercreditor agreement between the Fund and the Bank of New York, the bank could block payments on the Fund for up to 180 days.

     During August 1996, Atlas entered into a letter of intent, under the terms of which some of the company's businesses would be sold for cash. On November 5, 1996, the purchaser notified Atlas that it wanted to renegotiate the terms of the transaction, including a reduction in the purchase price. Atlas management was unable to reach a revised agreement with the purchaser and Atlas remained in default on its debt. On January 17, 1997, Atlas filed for Chapter 11 bankruptcy protection. Atlas is currently developing a plan of reorganization for submission to the bankruptcy court that provides for the continued operation of its businesses, following a series of strategic asset acquisitions and dispositions.

     As a result of these developments, the Fund stopped accruing interest on its Atlas investment effective April 20, 1996 and recorded writedowns of $1,180,224 and $1,715,064 in the carrying value of the investment during the fourth quarter of 1996 and the second quarter of 1997, respectively.

     FCM continually monitors both the Fund's portfolio companies and the markets, and continually evaluates the decision to hold or sell its traded securities.











                              -------------------
                                   TWENTY-FOUR